EXHIBIT E

FORM OF LETTER FROM THE FUND TO SHAREHOLDERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

[______ __, 20__]

Dear Shareholder:

Hatteras Ramius Advantage Institutional Fund (the “Fund”) has received and accepted for purchase your tender of all or a part of your shares in the Fund (your “Shares”).

Because you have tendered and the Fund has purchased all or some of your Shares, you have been issued a note (the “Note”) entitling you to receive a payment in an amount equal to 100% of the value of the purchased Shares based on the unaudited net asset value of the Fund as of March 31, 2011, in accordance with the terms of the tender offer.  A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than June 30, 2011, unless the repurchase date of the Shares in the Fund has changed.  The Note will be held by UMB Fund Services, Inc. (“UMBFS”) on your behalf.  Upon a written request by you to UMBFS, UMBFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.

If you are tendering only a portion of your Shares, you remain a Shareholder of the Fund with respect to the portion of your Shares that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (800) 504-9070.

Sincerely,

Hatteras Ramius Advantage Institutional Fund